Exhibit 99.1

RADA Reports $24 Million in New Business in Q3 of 2021

Total of $80 million in new business in the first three quarters of 2021;

Year-over-year growth of 36% compared to the same period in 2020;

NETANYA, Israel, October 7, 2021 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today the receipt of $24 million in new business in the third quarter of 2021. Including the previously reported $56 million received during the first half of 2021, the total amount of new business received in 2021 until the end of the third quarter, amounted to $80 million. This represents a 36% year-over-year growth in new business compared with the same period last year.

Out of this new business, almost all are for RADA’s software-defined tactical radars to be used in Active Protection Systems (APS), counter UAV, and point defense solutions. The U.S. market accounted for 14% of the new orders and the remainder came from global markets.

The APS market segment, comprising slightly over half of this reported new business, is beginning to contribute and build RADA’s backlog. APS revenues are expected to start in the second half of 2022 with significant contribution in 2023 and onwards.

RADA’s radars are also to be incorporated in long-term APS programs such as the UK Modular Integration Protection System (MIPS), led by Leonardo and successfully demonstrated to the UK MOD in July, earlier this year.

Dov Sella, RADA’s CEO, commented, “Our good momentum in registering new business continues. While 2021 has already been strong with business up 36% over last year, we look forward to our fourth quarter which tends to be the strongest one of the year, both in new orders and in revenues. We reiterate our revenue expectations of over $120 million for 2021 and expect that our growth momentum will continue into 2022. Of note, and after more than a decade of our investment in a nascent market with very high potential, is the momentum we are starting to see in the APS market segment, which will further ensure growth in 2023 and beyond.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Company Contact: Avi Israel (CFO) Tel: +972-76-5386200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 201 9246 rada@gkir.com